CoPeace

GROW YOUR MONEY FOR GOOD

CoPeace is a first-of-its-kind holding company, building a portfolio of carefully selected for-profit companies having measurable social and environmental impact. Investing in CoPeace is available to everyone.

An affordable investment option, **prioritizing long-term impact**, while striving for financial returns

Utilizes investor capital to purchase **controlling interests** in complementary, purpose-driven holdings

Creates **an inclusive path** for impact investing, including communities overlooked in traditional investing

PORTFOLIO CRITERIA

SOCIAL AND ENVIRONMENTAL CONSIDERATIONS

Companies striving for measurable, positive impact toward a social or environmental problem

MANAGERIAL HEALTH OF THE COMPANY

Companies with a competent management team and sound board leadership

TRANSPARENCY AND ACCOUNTABILITY

Measurable impact shown through finance, policy, and info sharing

PROFITABILITY

Positive profit margins or viable potential for profit within a reasonable period of time

MARKET VALIDATION

95%

of Millennials express interest in sustainable investment practices

65%

of wealth advisors cited a lack of available financial products as the barrier to including sustainable investing in their portfolio

$12 trillion

the size of the sustainable investment industry, as of 2018, a 38% increase over two years

TIMELINE

- **2018** — Incorporated CoPeace & Seed Funding
- **2019** — Initial Investments
- **MAY 2020** — $1.6 MM Private Placement closed
- **SUMMER 2020** — Regulation Crowdfunding Offering
- **FALL 2020** — Anticipated Direct Public Offering
- **2023** — Regulation A+ Continued

copeace.com | contact@copeace.com
PO Box 631157, Highlands Ranch, CO 80163

CoPeace

GROW YOUR MONEY FOR GOOD

MEASURING IMPACT

Uses a combination of established industry metrics (e.g. IRIS, GIIRS), along with additional markers tailored to the impact goals of each specific holding.

CoPeace's impact is measured by the collective impact of its holdings.

Annual impact reports on each CoPeace holding will be publicly available on the CoPeace website, as part of CoPeace's dedication to transparency

SELECTION STRATEGY

HEAD
Identify potential companies with innovative, marketable concepts and strong leadership team

HEART
Target companies combating world problems with measurable impact

MATH
Analyze targets through a series of economic models and financial projections focused on identifying positive growth and potential target return

CURRENT HOLDINGS

UNCHARTED POWER — POWER, REDEFINED.

A power access company addressing the transmission, monitoring, and storage of power to underserved communities

CoFi LLC — A COPEACE COMPANY

Financial consulting company providing projections and modeling to growing businesses at an affordable cost

AST — ADVANCED SUSTAINABLE TECHNOLOGIES

Cleantech company specializing in plasma gasification to process hazardous waste and generate electricity

CURRENT RAISE | REGULATION CROWDFUNDING

3% — ANNUAL DIVIDEND RETURN

$120 — PER SHARE

SERIES B — PREFERRED SHARES

CoPeace is currently raising capital through a Regulation Crowdfunding offering. CoPeace will use the funding to make investments and acquire meaningful subsidiaries, as well as general operating costs.

Disclaimer: This document contains forward looking projections which cannot be guaranteed

copeace.com | contact@copeace.com
PO Box 631157, Highlands Ranch, CO 80163